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                     January 10, 2024

       Richard Schlenker, Jr.
       Chief Financial Officer
       Exponent, Inc.
       149 Commonwealth Drive
       Menlo Park, CA 94025

                                                        Re: Exponent, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 30, 2022
                                                            File No. 000-18655

       Dear Richard Schlenker:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services